THE INTERPUBLIC GROUP OF COMPANIES, INC. WORLDWIDE ADVERTISING AND MARKETING COMMUNICATIONS 1271 Avenue of the Americas, New York, N.Y. 10020

DRAFT—NOT FOR RELEASE

INTERPUBLIC ANNOUNCED TENDER OFFER FOR ANY AND ALL OF ITS ZERO

COUPON CONVERTIBLE SENIOR NOTES DUE 2021

NEW YORK, NY (March 10, 2003) –The Interpublic Group of Companies, Inc. (NYSE: IPG) today announced that its board of directors has authorized the company to purchase for cash any and all of its outstanding zero coupon convertible senior notes issued in December 2001, referred to as the Zero Coupon Notes. The tender offer will commence Monday, March 10, 2003, and will expire at 12:00 midnight Eastern Time on Friday, April 4, 2003, unless extended. Tendered notes may be withdrawn at anytime prior to the expiration date.

Interpublic is offering to purchase the notes for cash at a purchase price of 82.9876% of their principal amount at maturity. Assuming that all of the outstanding notes are tendered in the tender offer, the aggregate amount of cash required for Interpublic to purchase the tendered notes is estimated to be approximately $582.5 million. All notes purchased in the tender offer will be retired upon consummation of the tender offer.

The terms and conditions of the tender offer appear in Interpublic’s Offer to Purchase, dated March 10, 2003, and the related Letter of Transmittal. Copies of these and other related documents will be mailed to holders of the Zero Coupon Notes. Subject to applicable law, Interpublic may extend or otherwise amend the tender offer. Completion of the tender offer is not conditioned on a minimum amount of notes being tendered. The consummation of the tender offer is subject to certain conditions described in the Offer to Purchase.

Salomon Smith Barney Inc. is acting as dealer manager for the tender offer; Mellon Investor Services LLC is the information agent and the depositary. Additional information concerning the terms of the tender offer, including all questions relating to the mechanics of the tender offer, may be obtained by contacting the information agent at (866) 825-8878 or Salomon Smith Barney Inc. at (212) 723-7406 or (877) 531-8365 (toll-free).

THE INTERPUBLIC GROUP OF COMPANIES, INC. WORLDWIDE ADVERTISING AND MARKETING COMMUNICATIONS 1271 Avenue of the Americas, New York, N.Y. 10020

This news release shall not constitute an offer to purchase securities, nor is it a solicitation of an offer to sell securities. The tender offer may only be made pursuant to the Offer to Purchase and the accompanying Letter of Transmittal. Copies of the Offer to Purchase, the Letter of Transmittal and related documents may be obtained at no charge from the information agent or from the SEC’s Web site at www.sec.gov. These documents contain important information, and holders should read them carefully before making any investment decision.

About Interpublic

The Interpublic Group is among the world’s largest advertising and marketing organizations. Its global operating groups are McCann-Erickson WorldGroup, The Partnership, FCB Group and Interpublic Sports and Entertainment Group. Major global brands include Draft Worldwide, Foote, Cone & Belding Worldwide, Golin/Harris, NFO WorldGroup, Initiative Media, Lowe & Partners Worldwide, McCann-Erickson, Octagon, Universal McCann and Weber Shandwick.

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Contact Information

Press:	Investors:

Philippe Krakowsky	Susan Watson
(212) 399-8088	(212) 399-8208

Cautionary Statement

This document contains forward-looking statements. Interpublic’s representatives may also make forward-looking statements orally from time to time. Statements in this document that are not historical facts, including statements about Interpublic’s beliefs and expectations, particularly regarding recent business and economic trends, the impact of litigation, dispositions, impairment charges, the integration of acquisitions and restructuring costs, constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Interpublic undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those associated with the effects of global, national and regional economic and political conditions, Interpublic’s ability to attract new clients and retain existing clients, the financial success of Interpublic’s clients, developments from changes in the regulatory and legal environment for advertising and marketing and communications services companies around the world and the successful completion and integration of acquisitions which complement and expand Interpublic’s business capabilities.

THE INTERPUBLIC GROUP OF COMPANIES, INC. WORLDWIDE ADVERTISING AND MARKETING COMMUNICATIONS 1271 Avenue of the Americas, New York, N.Y. 10020

Interpublic’s liquidity could be adversely affected if Interpublic is unable to access capital or to raise proceeds from asset sales. In addition, Interpublic could be adversely affected by developments in connection with the purported class actions and derivative suits that it is defending or the SEC investigation relating to the restatement of its financial statements. Its financial condition and future results of operations could also be adversely affected if Interpublic re cognizes additional impairment charges due to future events or in the event of other adverse accounting-related developments.

At any given time Interpublic may be engaged in a number of preliminary discussions that may result in one or more acquisitions or dispositions. These opportunities require confidentiality and from time to time give rise to bidding scenarios that require quick responses by Interpublic. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transactions, the announcement of any such transaction may lead to increased volatility in the trading price of Interpublic’s securities.

The success of recent or contemplated future acquisitions will depend on the effective integration of newly-acquired businesses into Interpublic’s current operations. Important factors for integration include realization of anticipated synergies and cost savings and the ability to retain and attract new personnel and clients.

In addition, Interpublic’s representatives may from time to time refer to “pro forma” financial information, including information before taking into account specified items. Because “pro forma” financial information by its very nature departs from traditional accounting conventions, this information should not be viewed as a substitute for the information prepared by Interpublic in accordance with GAAP, including the balance sheets and statements of income and cash flow contained in Interpublic’s quarterly and annual reports filed with the SEC on Forms 10-Q and 10-K.

Investors should evaluate any statements made by Interpublic in light of these important factors.